Omer Ozden

Direct Dial: 416.595.2683

Facsimile: 416.595.5021

oozden@hodgsonruss.com

May 25, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attn:

Jill S. Davis

Branch Chief

Re:

Puda Coal, Inc.

Item 4.02 Form 8-K

Filed May 15, 2006

File No. 333-85306

Dear Ms. Davis:

Puda Coal, Inc. (the “Registrant”) is this day filing Amendment No. 1 to the above referenced Report on Form 8-K (the “Report”).  By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Report as originally filed.

We will provide hard copies of the conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Report and the exhibit thereto, as filed with the Commission with a filing date of May 25, 2006.  Such copy of Amendment No. 1 has been marked to show the revisions made to the Report as originally filed.

This letter is in response to the letter of comment from the Commission to the Registrant, dated May 17, 2006, the paragraphs of which are numbered consecutively.  The responses to such letter set forth below have been numbered to correspond thereto.  Unless otherwise indicated, we have referred to specific item numbers and page references in the red-lined pages of Amendment No. 1.

For your convenience, we have repeated each comment immediately prior to our response below.

 150 King Street West  w  P.O. Box 30, Suite 2309  w  Toronto, Ontario M5H 1J9  w  telephone 416.595.5100  w  facsimile 416.595.5021
 Albany  w  Boca Raton  w  Buffalo  w  New York City  w  Palm Beach Gardens  w  Toronto  w  www.hodgsonruss.com

Item 4.02 Form 8-K filed May 15, 2006

1.        In the amended Form 8-K that you intend to file with the independent accountants’ letter as an exhibit, please address the following and confirm that you will provide like disclosure in the filing you intend to amend:

•              Clearly identify those within the Company who concluded that your previously issued financial statements reported in your Form 10-KSB for the fiscal year ended December 31, 2005 should no longer be relied upon;

•              Expand your disclosure to more clearly explain the nature and cause of the error.  Please note that paragraph 1 of SFAS 154 indicates that “The correction of an error in previously issued financial statements is not deemed to be an accounting change.”  In this regard, we note your statement that “The amendment includes changing the accounting treatment . . .”

Those within the Company who have concluded that the Company’s previously issued financial statements reported in its Form 10-KSB for the fiscal year ended December 31, 2005 should no longer be relied upon have been identified in Item 4.02 (a)(1).

We have expanded the disclosure to more clearly explain the nature and cause of the error. See Item 4.02 (a)(2).

2.        Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the fiscal year ended December 31, 2005 in light of the error you have disclosed.  Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal quarter ended March 31, 2006.

The officers of the Company, Zhao Ming, Chief Executive Officer and Jin Xia, Chief Financial Officer, who certified of the Form 10-KSB filed for the fiscal year ended December 31, 2005 and the amendment thereto filed May 17, 2006 have considered the effect on the adequacy of the Company’s disclosure controls and procedures in light of the revisions to the financial statements contained therein. They have determined that the Company’s disclosure controls and procedures are adequate as of the end of the period covered by the Form 10-KSB. They have also considered the effect on their current evaluation of disclosure controls and procedures as of the fiscal quarter ended March 31, 2006 and have determined they also remain adequate.  The revisions to the financial statements relate to complicated accounting matters and have been made in response to Staff comments.  The Company had the correct information regarding the conversion feature, Warrants and debt issuance, and therefore believes it has adequate disclosure controls and procedures, but came to the wrong conclusion regarding applicable accounting treatment thereof.  See page 3.

 150 King Street West  w  P.O. Box 30, Suite 2309  w  Toronto, Ontario M5H 1J9  w  telephone 416.595.5100  w  facsimile 416.595.5021
 Albany  w  Boca Raton  w  Buffalo  w  New York City  w  Palm Beach Gardens  w  Toronto  w  www.hodgsonruss.com

3.        We note that you intend to file restated financial statements.  Since you have not indicated how or when you intend to do so, please advise.  We may have further comment after you file the restated financial statements.

The Company filed the restated financial statements to its Form 10-KSB/A on May 17, 2006. See page 3.

Very truly yours,

HODGSON RUSS LLP

By: /s/ Omer Ozden

Omer Ozden

 150 King Street West  w  P.O. Box 30, Suite 2309  w  Toronto, Ontario M5H 1J9  w  telephone 416.595.5100  w  facsimile 416.595.5021

 Albany  w  Boca Raton  w  Buffalo  w  New York City  w  Palm Beach Gardens  w  Toronto  w  www.hodgsonruss.com